SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2017
Associate	Company over which YPF has significant influence as provided for in IAS 28
BO	Official Gazette of the Argentine Republic
BONAR	Argentine public bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CSJN	Argentine Supreme Court
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of September 30, 2018
DOP	Deliver or pay
EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
ENARSA	Energía Argentina S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOB	Free on Board
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LPG	Liquefied Petroleum Gas
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Access point to the Transportation System
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market
WPI	Wholesale price index

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 42

Beginning on January 1, 2018

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 (UNAUDITED) (Amounts expressed in millions of Pesos)

	Notes	September 30, 2018	December 31, 2017
ASSETS
Noncurrent Assets
Intangible assets	8	21,385	9,976
Property, plant and equipment	9	755,903	354,443
Investments in associates and joint ventures	10	26,602	6,045
Assets held for disposal	4	—	8,823
Deferred income tax assets, net	16	1,920	588
Other receivables	12	4,849	1,335
Trade receivables	13	33,398	2,210

Total noncurrent assets		844,057	383,420

Current Assets
Inventories	11	63,483	27,149
Contract assets	20	458	142
Other receivables	12	20,405	12,684
Trade receivables	13	67,748	40,649
Investment in financial assets	7	14,462	12,936
Cash and cash equivalents	14	57,915	28,738

Total current assets		224,471	122,298

TOTAL ASSETS		1,068,528	505,718

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,430	10,402
Reserves, other comprehensive income and retained earnings		352,247	141,893

Shareholders’ equity attributable to shareholders of the parent company		362,677	152,295

Non-controlling interest		(324)	238

TOTAL SHAREHOLDERS’ EQUITY		362,353	152,533

LIABILITIES
Noncurrent Liabilities
Provisions	15	119,226	54,734
Liabilities associated with assets held for disposal	4	—	4,193
Deferred income tax liabilities, net	16	95,000	37,645
Contract liabilities	20	2,371	1,470
Taxes payable		2,765	220
Loans	17	294,947	151,727
Other liabilities	18	579	277
Accounts payable	19	214	185

Total noncurrent liabilities		515,102	250,451

Current Liabilities
Provisions	15	4,021	2,442
Income tax liability		376	191
Contract liabilities	20	3,529	1,460
Taxes payable		11,670	6,879
Salaries and social security		4,612	4,132
Loans	17	79,855	39,336
Other liabilities	18	783	2,383
Accounts payable	19	86,227	45,911

Total current liabilities		191,073	102,734

TOTAL LIABILITIES		706,175	353,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,068,528	505,718

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2018	2017	2018	2017
Revenues	20	290,045	183,199	121,188	66,034
Costs	21	(241,397)	(151,581)	(95,993)	(56,108)

Gross profit		48,648	31,618	25,195	9,926

Selling expenses	22	(18,184)	(12,780)	(7,113)	(4,684)
Administrative expenses	22	(8,974)	(5,965)	(3,669)	(2,174)
Exploration expenses	22	(1,869)	(1,760)	(1,082)	(334)
Other net operating results	23	12,164	(86)	(646)	316

Operating profit		31,785	11,027	12,685	3,050

Income from equity interests in associates and joint ventures	10	(2,498)	546	(1,573)	432
Financial income	24	101,005	8,963	46,980	4,350
Financial loss	24	(55,750)	(18,865)	(22,501)	(7,297)
Other financial results	24	3,157	1,224	988	491

Net financial results	24	48,412	(8,678)	25,467	(2,456)

Net profit before income tax		77,699	2,895	36,579	1,026

Income tax	16	(56,998)	(2,185)	(23,372)	(780)

Net profit for the period		20,701	710	13,207	246

Net profit for the period attributable to:
- Shareholders of the parent company		21,263	330	13,203	93
- Non-controlling interest		(562)	380	4	153
Earnings per share attributable to shareholders of the parent company basic and diluted	27	54.05	0.84	33.50	0.24

Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures(1)		(17,900)	(502)	(8,365)	(239)
Translation differences from YPF (2)		205,717	12,086	114,950	5,873
Exchange differences reversed to profit for the period (3)		1,572	—	—	—

Total other comprehensive income for the period (4)		189,389	11,584	106,585	5,634

Total comprehensive income for the period		210,090	12,294	119,792	5,880

(1)	Will be reversed to net profit at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net profit.
(3)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 4.
(4)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans(4)	—	—	—	—	206	—	—	—	206
Repurchase of treasury shares	(3)	(4)	3	4	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	2	3	(2)	(3)	(229)	236	(65)	—	(58)
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,923	6,084	10	17	13	25	(282)	640	10,430

	For the nine-month period ended September 30, 2018
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	—	127,446	12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—	(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	—	127,446	12,042	151,997	238	152,235

Accrual of share-based benefit plans(4)	—	—	—	—	—	—	—	206	—	206
Repurchase of treasury shares	—	—	—	—	—	—	—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—	—	(58)	—	(58)
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	1,200	11,020	120	—	—	(12,340)	—	—	—
Other comprehensive income	—	—	—	—	—	189,389	—	189,389	—	189,389
Net income	—	—	—	—	—	—	21,263	21,263	(562)	20,701

Balance at the end of the period	2,007	1,200	11.020	220	—	316,835 (1)	20,965	362,677	(324)	362,353

(1)

Includes 338,108 corresponding to the effect of the translation of the financial statements of YPF and (21,273) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 26.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 33.
(5)	Corresponds to the change in the accounting policy described in Note 2.b.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(4)	—	—	—	—	116	—	—	—	116
Repurchase of treasury shares	(3)	(4)	3	4	—	(100)	—	—	(100)
Settlement of share-based benefit plans (3)	4	4	(4)	(4)	(185)	158	(36)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 8, 2017 and July 9,2017(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	(8)	(94)	(216)	640	10,356

	For the nine-month period ended September 30, 2017
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529	(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(4)	—	—	—	—	—	—	—	116	—	116
Repurchase of treasury shares	—	—	—	—	—	—	—	(100)	—	(100)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—	—	(63)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	711	(24,904)	(390)	(3,648)	—	28,231	—	—	—
As decided by the Board of Directors on June 8, 2017 and July 9, 2017(2)	—	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	11,584	—	11,584	—	11,584
Net profit	—	—	—	—	—	—	330	330	380	710

Balance at the end of the period	2,007	716	—	100	—	117,113 (1)	330	130,622	286	130,908

(1)

Includes 121,420 corresponding to the effect of the translation of the financial statements of YPF and (4,307) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 33.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED) (Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30,
	2018	2017
Operating activities
Net profit	20,701	710
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	2,498	(546)
Depreciation of property, plant and equipment	64,654	37,454
Amortization of intangible assets	1,011	605
Retirement of property, plant and equipment and intangible assets and consumption of materials	5,749	3,218
Charge on income tax	56,998	2,185
Net increase in provisions	5,977	2,316
Exchange differences, interest and other (1)	(47,988)	7,249
Share-based benefit plan	206	116
Accrued insurance	(270)	—
Result of companies’ revaluation	(11,980)	—
Changes in assets and liabilities:
Trade receivables	(25,948)	(7,827)
Other receivables	(4,304)	2,131
Inventories	(4,172)	(1,148)
Accounts payable	16,440	2,587
Taxes payables	4,447	2,196
Salaries and social security	340	293
Other liabilities	(1,222)	(480)
Decrease in provisions included in liabilities due to payment/use	(1,777)	(981)
Contract assets	(316)	(183)
Contract liabilities	825	1,723
Dividends received	474	328
Proceeds from collection of lost profit insurance	476	—
Income tax payments	(1,573)	(761)

Net cash flows of operating activities	81,246	51,185

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(57,325)	(43,951)
Contributions and acquisitions of interests in associates and joint ventures	(284)	(429)
Proceeds from sales of financial assets	6,402	2,404
Interests received from financial assets	293	511

Net cash flows of investing activities	(50,914)	(41,465)

Financing activities:(2)
Payments of loans	(32,795)	(24,877)
Payments of interest	(18,611)	(13,525)
Proceeds from loans	28,677	33,403
Repurchase of treasury shares	(120)	(100)

Net cash flows of financing activities	(22,849)	(5,099)

Translation differences of cash and cash equivalents	21,694	503

Net increase in cash and cash equivalents	29,177	5,124

Cash and cash equivalents at the beginning of the fiscal year	28,738	10,757
Cash and cash equivalents at the end of period	57,915	15,881

Net increase in cash and cash equivalents	29,177	5,124

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month period ended September 30,
	2018	2017
Acquisition of property, plant and equipment and concession extension easements not paid	9,928	4,673

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2018:

(1)	Held directly and indirectly.
(2)	See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of September 30, 2018, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also has activities in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and diesel, jet oil, lubricants and derivatives in Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the nine-month period ended September 30, 2018, are presented in accordance with the financial information framework established by the CNV, which is based on the application of IFRS. The IFRS were adopted by CVN Rules (N.T. 2013), with the sole exception of IAS 29 “Financial Reporting in Hyperinflationary Economies”, which cannot be applied since Decree No. 664/03 issued by the PEN prohibits its dependent control agencies from receiving information restated by inflation. Even though the application of IAS 29 does not directly affect YPF as its functional currency is the US Dollar, as mentioned in paragraph b) of this Note, it does affect the Company’s investments in its subsidiaries, associates and joint ventures whose functional currency is the Peso.

In particular, these condensed interim consolidated financial statements are presented in accordance with the application of the guidelines of the IAS 34 “Interim Financial Reporting”. Therefore, they should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2017.

Furthermore, some additional information required by the LGS and/or regulations of the CNV was included. This information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 9, 2018.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2018 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements, taking into account the observations made above regarding the application of IAS 29. Profit for the nine-month period ended on September 30, 2018 does not necessarily reflect the proportion of the Group’s full-year profit.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

Under IAS 29 “Financial Reporting in Hyperinflationary Economies” the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. The rule sets forth quantitative and qualitative factors to be contemplated in order to determine whether or not an economy is hyperinflationary. In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last three years. In addition, certain recent qualitative and quantitative factors, such as the devaluation of the Peso, lead to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied. However, subsidiaries, associates and joint ventures with the Peso as functional currency have not restated their interim financial statements since, as of the closing date of this period, Decree No. 664/03 is in force.

Under IAS 29, and once such standard is adopted by CNV’s rules, the restatement should be resumed based on the last date on which subsidiaries, associates and joint ventures with the Peso as functional currency restated their financial statements to reflect the effects of inflation. To this effect, in general terms, the inflation rate over non-monetary assets and liabilities will be computed from the date of acquisition or addition to such entities’ assets and liabilities, or otherwise from the asset revaluation date, as applicable. The recognition of the restatement by inflation of financial statements is mainly expected to increase non-monetary items up to their recoverable value, with the consequent effect on the deferred tax. Regarding results for the period, in addition to the restatement of income, costs, expenditures and other items, as well as the determination of the financial costs and actual exchange rate differences, the net monetary position should be included in a separate item in the income statement.

As of the date of issuance of these condensed interim consolidated financial statements, the Company’s Management is in the process of analyzing and calculating the quantitative effects of the application of IAS 29 on the financial information of subsidiaries, associates and joint ventures that have the Peso as functional currency. In accordance with the aforementioned, it is estimated that the application of IAS 29 would generate an increase in the shareholder’s equity and in the comprehensive income for the period, and that such application would not have a material effect on the net result for the period in accordance with the Information available as of the date of issuance of these condensed interim consolidated financial statements. This issue must be taken into account by users of these condensed interim consolidated financial statements.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 16. Additionally, the description set forth in the previous section with respect to IAS 29 must also be taken into consideration.

Also, in compliance with the entry into force of IFRS 15 and the changes in IFRS 9 (as revised in 2014), effective as of January 1, 2018, the Group modified the accounting policy for the disclosure of revenue from ordinary activities arising from contracts with customers as well as the accounting policy applied to the impairment and provision for doubtful trade receivables and other doubtful receivables and contract assets, both described below in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Adoption of new standards and interpretations effective as of January 1, 2018

The Group, through the adoption of the CNV’s financial information framework, as mentioned in the previous paragraphs (which is based on the application of IFRS), adopts all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2018, as specified in Note 2.b.25 to the annual consolidated financial statements. The aforementioned new and revised standards and interpretations that affected these condensed interim consolidated financial statements are described below:

•	IFRS 15 – Revenue from ordinary activities arising from contracts entered into with customers

This standard presents a detailed five-step model to explain the revenues from contracts with customers. It is mainly based on the principle that the entity has to recognize the revenues to represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to receive in exchange for the goods or services at the time a performance obligation is satisfied. An asset is transferred when (or as) the customer obtains control over that asset, with control defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.

It has also introduced more prescriptive indications:

•	If the contract (or a combination of contracts) contains more than one promised good or service, when and how the goods and services should be delivered.

•

If the transaction price distributed to each performance obligation should be recognized as income over the course of a period of time or at a certain point in time. Under IFRS 15, an entity recognizes revenue when an obligation is performed, namely, when the control of the goods and services which has a particular obligation is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “provision of services”. Instead, it requires that entities evaluate whether the revenue should be recognized over a period of time or at a given point in time, regardless of whether said revenue includes “the sale of goods” or “the provision of services”.

•

Where the transaction price contains an estimation of variable payments, how the amount and the time will affect the recognition of revenue. The concept of estimation of variable consideration is broad. A transaction price is considered variable on account of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency agreements. The new model introduces a major condition for a variable consideration to be recognized as revenue: only until it is highly improbable that a significant change in the accumulated revenue amount will occur, once the uncertainty associated with the variable consideration has been resolved.

•	When the incurred costs to execute a contract and the costs to perform it may be recognized as an asset.

Within this regulatory framework, contracts with customers were analyzed, the main ones being:

•	Contracts for the sale of fuel in consignment;

•	Contracts for the direct sale of fuel;

•	Contracts for the sale of natural gas;

•	Contracts and agreements for the sale of other refined products;

•	Construction contracts.

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, income is not recognized until the good is sold to the intermediary’s customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In the case of the construction contracts, income is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contract, performance obligations are satisfied over time.

The Group has adopted the full retrospective method for the implementation of this standard, which has not affected the accounting policies related to the recognition of revenues from contracts with customers, as explained in Note 2.b.11 to the annual consolidated financial statements, and therefore the initial retained earnings have not been affected either.

The Group has adopted the standard’s terminology, identifying “Contract Assets” and “Contract Liabilities”. Thus, certain reclassifications have been made in the statements of financial position in the comparative amounts for the fiscal year ended December 31, 2017, as shown below:

	Amounts as of December 31, 2017		Reclassifications IFRS 15		Amounts restated as of December 31, 2017
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Assets
Inventories	—	27,291	—	(142)	—	27,149
Contract Assets	—	—	—	142	—	142
Liabilities
Accounts Payable	1,655	47,371	(1,470)	(1,460)	185	45,911
Contract Liabilities	—	—	1,470	1,460	1,470	1,460

Additionally, IFRS 15 introduces requirements aimed at providing new disaggregation of information to be disclosed. Based on the revenue analysis carried out by the Company’s Management, Note 20 has been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

•	IFRS 9 – Financial Instruments

The criteria and requirements defined by the standard may be divided into three groups:

Classification and measurement of financial assets and liabilities

The Group adopted IFRS 9 as of the transition date in accordance with the regulations in force in 2013, which dealt with everything related to the classification and measurement of financial assets and liabilities. With respect to the application of IFRS 9 (as revised in 2014), based on the Company’s analysis of the Group’s financial assets and liabilities as of September 30, 2018 and December 31, 2017, and on the prevailing facts and circumstances on the respective dates, its application did not have any impact on the accounting treatments described in the Notes 2.b.2 and 2.b.14 to the annual consolidated financial statements regarding the issues mentioned in this paragraph.

Hedge Accounting:

The general hedge accounting requirements of IFRS 9 maintain the three types of hedge accounting mechanisms included in IAS 39. However, the eligible types of hedge accounting transactions are now much more flexible, especially by expanding the types of instruments that are classified as hedging instruments and the types of risk components of non-financial elements ideal for hedge accounting.

Additionally, the effectiveness test has been reviewed and replaced by the principle of “economic relationship”. A retrospective evaluation is no longer required to measure the effectiveness of coverage. Some disclosure requirements, regarding the entity’s risk management activities have been added.

The entry into force of this standard related to hedge accounting has not had any impact because the Group has not carried out these types of transactions as of the end of this period or in the fiscal year ended December 31, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Impairment methodology

The impairment model provided under IFRS 9 reflects expected credit losses, as opposed to credit losses incurred under IAS 39. Within the scope of impairment under IFRS 9, it is no longer necessary for a credit event to occur before credit losses are recognized. In contrast, an entity always records both the expected credit losses and their changes. The amount of expected credit losses must be updated on the issuance date of each financial statement in order to reflect any changes in credit risk since initial recognition.

The Group estimated the impairment of its financial assets and contract assets based on the simplified model, by preparing a matrix per category and dividing the assets into groups based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups were subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees, iii) existence of a judicial proceeding already initiated or in process of initiation for collection purposes, among others. Once each Group was defined, an expected bad-debt rate was assigned based on historical default rates adjusted to future economic conditions.

Thus, the accounting policy related to the impairment of financial assets described in Note 2.b.2 to the annual consolidated financial statements was replaced. Under that policy the impairment of a financial asset was recorded only when there was an objective evidence of the impairment of the asset, based on the difference between the book value of the asset and the current value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

In compliance with the exception provided under IFRS 9, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of January 1, 2018. The information disclosed for 2017 reflects the requirements set forth in IAS 39, and not those of IFRS 9 in relation to impairment of financial assets. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was of 298, which was not significant for the financial position and/or performance of the Group.

•	IFRS 16 – Leases

On January 1, 2019 the Group will adopt IFRS 16. The Group has started a project for its implementation with the purpose of covering the assessment process, the development of accounting policies and the impacts on the key performance indicators and key financial metrics, among others.

In the transition process, the Group intends to use the modified retrospective approach allowed by IFRS 16 as of January 1, 2019 without restating the comparative figures.

IFRS 16 introduces a revised definition of a lease. As the Group does not intend to use the practical exemption introduced by the standard, it will assess all existing contracts under the new definition.

Even though the impacts assessment of IFRS 16 are still ongoing, the adoption of the standard will increase the recognized assets and liabilities, and, also, will impose additional disclosure requirements. Moreover, the Group expects changes both in the presentation and the time of recognition of the charges in the statements of comprehensive income, since the operating lease expense currently reported under IAS 17 will be substituted by the depreciation of the right-of-use asset and the interest on the lease liability.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements.

Provisions for impairment of property, plant and equipment and intangible assets

As explained in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements, as a general criterion, the method employed to estimate the recoverable value of property, plant and equipment and intangible assets mainly consists of calculating the value in use, based on the expected future cash flows derived from the use of those assets, discounted at a rate that reflects the weighted average cost of the capital used.

Regarding interim periods, IAS 34 provides that an entity is bound to review the impairment test. Where an entity has previously recognized impairment losses, a review of the detailed estimates as of the period end is required if the indicators giving rise to such losses persist. In this respect, the entity is required to check if significant indicators of impairment or reversal exists since the last fiscal year end and to establish the need to carry out or not such detailed test.

The Company has assessed changes in relevant factors with mixed effects, mainly arising from changes in foreign and domestic factors affecting the country (the rise in brent crude oil price, new scenarios of supply and demand as well as gas prices in Argentina, new export withholdings, potential reductions in costs in U.S. dollars due to the devaluation that took place in the last months and its impact on operating costs, investments and reserves, the situation regarding the process of implementation of the market conditions related to import parity due to the aforementioned events both for fuel and crude oil prices, the increase in country risk and its effect on the country’s borrowing cost, among others) and it has concluded that given the volatility of the variables involved and the present uncertainty, it may not be asserted with reasonable assurance that those potential changes are indicators that will affect the long-term cash flows projections on which the fair value in the CGUs of the Upstream segment as of the closing of this period.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2017 and to the nine-month period ended on September 30, 2017 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

Additionally, certain amounts in the statement of financial position have been reclassified due to the accounting policy changes mentioned in paragraph b) of this Note.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, the recent adjustment in gas prices, which also affects the residential market where the demand has shown certain susceptibility to the price of gas, may lead the Group to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sale of natural gas.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSITIONS

•	Agreement for YPF EE’s capitalization

On March 20, 2018 GE EFS Power Investments B.V., a subsidiary of EFS Global Energy B.V (both companies indirectly controlled by GE Energy Financial Services, Inc.; jointly “GE”), subscribed YPF EE shares representing 24.99% of its capital stock. Since then, GE EFS Power Investments and YPF jointly control YPF EE, undertaking to contribute as follows:

•	Subscription price of US$ 275 million:

•	US$ 135 million on the closing date of the transaction; and

•	US$ 140 million 12 months after the closing date of the transaction.

•

Contingent price of up to the maximum sum of US$ 35 million subject to the evolution of the electric market prices (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

In this way, the capital structure of YPF EE after the issuance of shares is as follows:

Shareholder	Number of Shares	Participation in the capital stock	Class of Shares
YPF	2,723,826,879	72.69218%	A
OPESSA	86,476,112	2.30783%	A

Group	2,810,302,991	75.00001%	A
GE	936,767,364	24.99999%	B

Total	3,747,070,355	100.00000%

As a result of this process, the Group reflected the investment in YPF EE in its annual consolidated financial statements as assets and liabilities held for disposal in separate lines from the rest of the assets and liabilities, given that as of that date they had met all the requirements for this classification. (See Note 2.b.24 and Note 3 to the annual consolidated financial statements).

The following table shows the main assets and liabilities held for disposal as of December 31, 2017:

•	Group of assets held for disposal:

December 31, 2017
Property, plant and equipment	4,982
Investments in associates and joint ventures	2,117
Inventories	1
Other receivables	914
Trade receivables	713
Investments in financial assets	78
Cash and cash equivalents	61

Subtotal	8,866

Eliminations	(43)

Total	8,823

•	Liabilities associated to the group of assets held for disposal:

December 31, 2017
Provisions	96
Deferred tax liabilities	282
Remuneration and social security charges	47
Other liabilities	1
Loans	4,072
Accounts payable	938

Subtotal	5,436

Eliminations	(1,243)

Total	4,193

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSITIONS (Cont.)

As a result of the implementation of IFRS 10 and the aforementioned capitalization process of YPF EE, the Group recorded a gain of 11,980 (11,879 through YPF and 101 through OPESSA) included in the item “Other net operating results”, which includes a gain of 13,552 (13,451 through YPF and 101 through OPESSA) due to the dilution of its interest in YPF EE with the consequent loss of control over it and the subsequent revaluation of its residual interest (3,438 y 10,114, respectively) and a loss of 1,572 (fully corresponding to YPF) for the reversal to net profit for the period of the balance accrued from the investment translation in this Company.

In order to determine the fair value of the investment in YPF EE, the Group has considered all the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group has a term of one year to evaluate all the facts and circumstances existing as of the transaction date that might modify such measurement.

Regarding the participation held after the aforementioned transaction, the Group has followed the guidelines of IFRS 10 “Consolidated financial statements” and has concluded that from the entry of GE in YPF EE, GE and YPF jointly control YPF EE. Consequently, the Group applied IFRS 11 “Joint Arrangements” defining such company as a joint venture, and measured it according to the equity method under the IAS 28 “Investments in associates and joint ventures”.

Some of the main evaluated assumptions are described below:

(i)

Any decisions about the relevant activities of YPF EE thereof are to be taken jointly, there being no power of one shareholder over the other in relation to such activities, regardless of the different percentages of equity interests held in YPF EE by each of them. Although the Group owns a 75.00001% stake in YPF EE, according to the shareholders’ agreement, the following is required for decision-making purposes regarding the relevant activities: the approval of at least one Director appointed by each class of shares at the meeting of the Board of Directors and the approval of each class of shares for the adoption of such decisions at the Shareholders’ meeting;

(ii)

No shareholder has any power, as defined in IFRS 10, to the detriment of any other, independently of the number of Directors or personnel (key or not) appointed by each class of shares, in the management of the Company for its own benefit or to unilaterally modify the variable investment returns or ultimately, to unilaterally direct any of the decisions associated with the relevant activities.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and adoption of the necessary actions in order to minimize the risks to which it is exposed. Likewise, see Notes17 and 31, paragraphs c) and d) to these condensed interim consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution. Additionally, for the nine-month period ended September 30, 2017, it included the generation of conventional and renewable electricity.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plans for Natural Gas production in force (see Note 30 to the annual consolidated financial statements), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs all expenses related to the aforementioned activities, including the purchase of oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2018
Revenues from sales	1,038		66,778		220,688	4,825	(3,284)	290,045
Revenues from intersegment	147,440		5,691		1,142	7,567	(161,840)	—

Revenues	148,478		72,469		221,830	12,392	(165,124)	290,045

Operating profit / (loss)	17,231		16,020	(3)	3,462	(4,125)	(803)	31,785
Income from equity interests in associates and joint ventures	—		(2,830)		332	—	—	(2,498)
Depreciation of property, plant and equipment	54,935	(2)	194		8,137	1,388	—	64,654
Acquisition of property, plant and equipment	51,679		1,017		7,588	1,160	—	61,444
Assets	532,413		106,252		343,644	96,701	(10,482)	1,068,528
For the nine-month period ended September 30, 2017
Revenues from sales	473		43,772		138,942	1,903	(1,891)	183,199
Revenues from intersegment	83,845		2,900		694	5,165	(92,604)	—

Revenues	84,318		46,672		139,636	7,068	(94,495)	183,199

Operating profit / (loss)	375		3,064		10,661	(2,814)	(259)	11,027
Income from equity interests in associates and joint ventures	—		353		193	—	—	546
Depreciation of property, plant and equipment	31,497	(2)	197		5,027	733	—	37,454
Acquisition of property, plant and equipment	31,852		2,605		5,648	777	—	40,882
As of December 31, 2017
Assets	251,525		45,395		158,800	53,934	(3,936)	505,718

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE. See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of September 30, 2018 and December 31, 2017, and their allocation to their fair value hierarchies:

	As of September 30, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	14,462	—	—	14,462

	14,462	—	—	14,462

Cash and cash equivalents:
- Mutual funds	8,735	—	—	8,735

	8,735	—	—	8,735

	23,197	—	—	23,197

	As of December 31, 2017
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	12,936	—	—	12,936

	12,936	—	—	12,936

Cash and cash equivalents:	19,051	—	—	19,051

- Mutual funds	19,051	—	—	19,051

	31,987	—	—	31,987

The Group has no financial liabilities measured at fair value.

Fair value estimates

From December 31, 2017 until September 30, 2018, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost, except as mentioned in Note 31.c.

Furthermore, during the nine-month period ended September 30, 2018, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans amounted to 346,366 and 200,264 as of September 30, 2018 and December 31, 2017, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable and other liabilities do not differ significantly from their book value.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

8. INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	947	8	198	1,153
Translation effect	2,141	513	953	3,607
Decreases and reclassifications	(13)	(149)	185	23
Accumulated amortization
Increases	615	—	223	838
Translation effect	1,330	—	885	2,215
Decreases and reclassifications	—	(149)	17	(132)
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	898	1	390	1,289
Translation effect	18,493	4,042	7,866	30,401
Decreases and reclassifications	(2)	(192)	(66)	(260)
Accumulated amortization
Increases	780	—	231	1,011
Translation effect	11,593	—	7,417	19,010
Decreases and reclassifications	—	—	—	—
Cost	34,213	7,316	15,020	56,549
Accumulated amortization	21,553	—	13,611	35,164

Balances as of September 30, 2018	12,660	7,316	1,409	21,385

9. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2018	December 31, 2017
Net book value of property, plant and equipment	804,744	382,630
Provision for obsolescence of materials and equipment	(3,634)	(1,652)
Provision for impairment of property, plant and equipment	(45,207)	(26,535)

	755,903	354,443

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities		Other property	Total
Cost	18,429	625,628	112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762		9,965	868,411
Accumulated depreciation	7,497	432,002	54,735	3,285	—	—	—	6,401	9,119	1,301	1,394		6,998	522,732

Balances as of December 31, 2016	10,932	193,626	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368		2,967	345,679

Cost
Increases	49	(4,370)	103	66	7,394	47,453	2,207	20	—	—	—		174	53,096
Translation effect	3,028	113,481	19,728	1,032	2,101	8,568	373	1,466	2,744	—	—		1,651	154,172
Decreases and reclassifications	(112)	40,614	2,284	965	(7,741)	(49,165)	(1,687)	879	1,698	215	(1,762	) (4)	188	(13,624)
Accumulated depreciation
Increases	437	54,980	5,395	602	—	—	—	717	854	80	87		315	63,467
Translation effect	1,303	81,108	9,983	609	—	—	—	1,196	1,684	—	—		1,151	97,034
Decreases and reclassifications	13	(1,756)	(953)	16	—	—	—	372	(1)	—	(1,481	) (4)	(18)	(3,808)
Cost	21,394	775,353	134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	—		11,978	1,062,055
Accumulated depreciation	9,250	566,334	69,160	4,512	—	—	—	8,686	11,656	1,381	—		8,446	679,425

Balances as of December 31, 2017	12,144	209,019 (1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	—		3,532	382,630

Cost
Increases	16	1,512	4	9	11,982	43,933	3,775	48	—	—	—		165	61,444 (3)
Translation effect	24,739	962,847	164,979	8,791	18,294	71,910	4,841	13,128	23,869	—	—		13,615	1,307,013
Decreases and reclassifications	318	29,977	2,467	209	(10,402)	(32,448)	(1,047)	1,883	1,583	201	—		639	(6,620)
Accumulated depreciation
Increases	454	64,561	6,306	560	—	—	—	1,078	1,073	65	—		396	74,493 (3)
Translation effect	11,123	726,698	87,666	5,525	—	—	—	10,924	14,757	—	—		9,661	866,354
Decreases and reclassifications	—	(1,024)	(25)	(22)	—	—	—	(4)	(11)	(18)	—		(20)	(1,124)
Cost	46,467	1,769,689	302,125	16,623	35,867	142,924	10,440	25,513	44,240	3,607	—		26,397	2,423,892
Accumulated depreciation	20,827	1,356,569	163,107	10,575	—	—	—	20,684	27,475	1,428	—		18,483	1,619,148

Balances as of September 30, 2018	25,640	413,120 (1)	139,018	6,048	35,867	142,924	10,440 (2)	4,829	16,765	2,179	—		7,914	804,744

(1)	Includes 19,321 and 10,003 of mineral property as of September 30, 2018 and December 31, 2017, respectively.
(2)

As of September 30, 2018, there are 51 exploratory wells in progress. During the nine-month period ended on such date, 26 wells were drilled, 7 wells were charged to exploratory expenses and 3 well was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 1,470 and 1,092 of cost and accumulated amortization, respectively, corresponding to additions for the acquisition of a participation in various areas.
(4)	Includes 6,772 and 1,790 of cost and accumulated amortization, respectively, corresponding to the reclassification of assets of YPF EE as held for disposal.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the nine-month period ended September 30, 2018 and 2017, the rate of capitalization was 10.39% and 11.84%, respectively, and the amount capitalized was 483 and 543, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2018 and 2017:

	For the nine-month period ended September 30,
	2018	2017
Balance at beginning of year	1,652	1,380
Increase charged to expenses	5	6
Amounts incurred due to utilization	(12)	(6)
Transfers and other movements	5	65
Translation differences	1,984	133

Balance at end of period	3,634	1,518

Set forth below is the evolution of the provision for impairment of property, plant and equipment for nine-month period ended on September 30, 2018 and 2017:

	For the nine-month period ended September 30,
	2018	2017
Balance at beginning of year	26,535	36,285
Depreciation(1)	(8,747)	(6,535)
Translation differences	27,419	2,857

Balance at end of period	45,207	32,607

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
Amount of investments in associates	1,798	911
Amount of investments in joint ventures	24,816	5,146
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	26,602	6,045

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the nine-month period ended September 30, 2018 and 2017, which affected the value of the aforementioned investments, correspond to:

	For the nine-month period ended September 30,
	2018	2017
Balance at the beginning of year	6,045	5,488
Acquisitions and contributions	284	448
Income on investments in associates and joint ventures	(2,498)	546
Conversion differences	5,960	295
Distributed dividends	(474)	(328)
Interest maintained in YPF EE (1)	17,285	—
Reduced capital in associates	—	(2)

Balance at the end of period	26,602	6,447

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 4.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the nine-month period ended September 30, 2018 and 2017. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Net profit / (loss)	502	285	(3,000)	261
Other comprehensive income	238	23	5,722	272

Comprehensive income for the period	740	308	2,722	533

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The assets and liabilities as of September 30, 2018 of YPF EE as well as the results of YPF EE from the date of loss of control by YPF are detailed below:

September 30, 2018
Noncurrent assets	25,078
Current assets	15,259

Total assets	40,337

Noncurrent liabilities	20,013
Current liabilities	9,905

Total liabilities	29,918

Total shareholders’ equity	10,419

Results as from loss of control date
Revenues	3,932
Costs	(1,028)

Gross profit	2,904

Operating profit	2,648
Income from equity interest in associates and joint ventures	369
Net financial results	(9,328)

Net profit / (loss) before income tax	(6,311)

Income tax	1,955

Net profit / (loss)	(4.356)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	09-30-18	15	(1)	35	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	09-30-18	33,353	(415)	(8,837)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	164	764	961	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	307	(656)	269	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	09-30-18	569	(2,415)	6,570	70.00%
YPF Chile S.A.(6)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	09-30-18	1,879	(33)	3,018	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	459	143	834	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	236	7	189	100.00%
Bajo del Toro II S.R.L.	Membership interests		$1	1,270,815,165	Exploration, discovery, exploitation, purchase, production, storage, transport, import, export and marketing of all types of liquid or gaseous hydrocarbons and carrying out all acts that are not prohibited by law, including, but not limited to the execution of money loans as lender and/or borrower	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	1,271	817	2,158	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	09-30-2018												12-31-2017
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures:
YPF Energía Eléctrica S.A. (5)	Common		$1	1,879,916,921	13,955	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	3,747	591	11,053	75.00%		—	(8)
Compañía Mega S.A.(6) (5)	Common		$1	244,246,140	3,874	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06-30-18	643	473	6,268	38.00%		1,725
Profertil S.A.(6)	Common		$1	391,291,320	6,442	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06-30-18	783	(730)	865	50.00%		2,862
Refinería del Norte S.A.	Common		$1	45,803,655	359	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06-30-18	92	60	1,142	50.00%		483

					24,630	1,085									5,070

Associates:
Oleoductos del Valle S.A.	Common		$10	4,072,749	386	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-18	110	561	1,044	37.00%		242
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	162	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	06-30-18	14	169	480	33.15%		103
Oiltanking Ebytem S.A.(6)	Common		$10	351,167	469	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	09-30-18	12	227	971	30.00%		211
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	25	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-17	156	116	445	10.00%		44
Central Dock Sud S.A.	Common		$0.01	11,869,095,145	446	280	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-18	1,231	1,932	4,330	10.25	%(4)	—	(8)
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	46	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-18	34	44	169	36.00%		41
YPF Gas S.A.	Common		$1	59,821,434	231	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-18	176	54	872	33.99%		235
Other companies:
Other (3)	—	—	—	—	219	200	—	—	—	—	—	—	—		111

					1,984	480									987

					26,614	1,565									6,057

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and Petrofaro S.A.
(4)	Additionally, the Group has a 22.49% indirect holding in the capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and Bajo del Toro I S.R.L.

(8)	The investments that YPF holds in CDS, IDS, YGEN and YGEN II through its subsidiary YPF EE were reclassified to Assets held for disposal as of December 31, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11. INVENTORIES

	September 30, 2018		December 31, 2017
Refined products	38,729		16,260
Crude oil and natural gas	20,007		8,474
Products in process	1,026		640
Raw materials, packaging materials and others	3,721		1,775

	63,483	(1)	27,149	(1)

(1)	As of September 30, 2018 and December 31, 2017, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	September 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade	165	2,280	74	2,892
Tax credit and export rebates	2,861	2,273	360	3,131
Loans to third parties and balances with related parties (1)	392	4,150	185	1,116
Collateral deposits	1	558	1	315
Prepaid expenses	309	1,722	180	934
Advances and loans to employees	19	545	17	412
Advances to suppliers and custom agents (2)	1	4,274	2	1,700
Receivables with partners in JO	1,643	3,553	743	1,165
Insurance receivables	—	—	—	206
Miscellaneous	25	1,100	31	870

	5,416	20,455	1,593	12,741
Provision for other doubtful receivables	(567)	(50)	(258)	(57)

	4,849	20,405	1,335	12,684

(1)	See Note 32 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	September 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	33,398	70,628	2,210	41,972
Provision for doubtful trade receivables	—	(2,880)	—	(1,323)

	33,398	67,748	2,210	40,649

(1)	See Note 32 for information about related parties.
(2)	See Note 20 for information about contract trade receivables.

Changes in the provision for doubtful trade receivables

	For the nine-month period ended September 30,
	2018	2017
Balance at beginning of the fiscal year	1,323	1,084

Modification of balance at beginning of the fiscal year (1)	425	—

Balance at beginning of the fiscal year	1,748	1,084

Increases charged to expenses	336	97
Decreases charged to income	—	(120)
Amounts incurred due to utilization	—	(2)
Other movements	(24)	117
Translation differences	820	63

Balance at end of period	2,880	1,239

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.

14.	CASH AND CASH EQUIVALENTS

	September 30, 2018	December 31, 2017
Cash and banks	9,215	9,672
Short-term investments	39,965	15
Financial assets at fair value through profit or loss (1)	8,735	19,051

	57,915	28,738

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

15. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2018 and for the fiscal year ended December 31, 2017 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2016	9,205	569	530	868	37,623		557	47,358	1,994

Increases charged to expenses	2,394	83	1,483	—	2,946		—	6,823	83
Decreases charged to income	(1,570)	(410)	(6)	—	8		2	(1,568)	(408)
Amounts incurred due to payments/utilization	(25)	(187)	—	(661)	—		(515)	(25)	(1,363)
Net exchange and translation differences	1,483	75	—	—	6,874		121	8,357	196
Reclassifications and other movements	180 (1)	558	(811)	811	(5,580	) (2)	571 (2)	(6,211)	1,940

Amount as of December 31, 2017	11,667	688	1,196	1,018	41,871		736	54,734	2,442

Increases charged to expenses	2,478	111	706	—	2,598		—	5,782	111
Decreases charged to income	(63)	(143)	—	—	(51)		—	(114)	(143)
Amounts incurred due to payments/utilization	(44)	(106)	—	(629)	—		(998)	(44)	(1,733)
Exchange and translation differences, net	8,138	548	704	38	51,891		887	60,733	1,473
Reclassifications and other movements	104	(98)	(966)	966	(1,003)		1,003	(1,865)	1,871

Amount as of September 30, 2018	22,280	1,000	1,640	1,393	95,306		1,628	119,226	4,021

(1)

Includes (2,098) corresponding to resolutions for contractual claims that were reclassified as Other liabilities (See Note 14.a.2 to the annual consolidated financial statements); and 2,932 of reclassifications of Other liabilities (see Note 27 to the annual consolidated financial statements)

(2)

Includes (4,913) corresponding to the annual recalculation of costs for abandonment of hydrocarbon wells for the years ended December 31, 2017 and (96) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2017.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the nine-month period ended on September 30, 2018, which do not have a significant impact, are described below:

•	Claims under the scope of the CNDC

Regarding the claim of the Users and Consumers Association, the extraordinary appeal filed by the Company against the ruling of the Court has been sustained and the court file has been submitted to the CSJN.

•	Claims arising from restrictions in the natural gas market

On June 21, 2018, Transportadora de Gas del Norte S.A. (“TGN”) filed for a withdrawal to the waiver it obtained in respect of payment of Court fees and costs, based on the improvement in its financial situation during 2018, and paid the Court fees. The Court requested TGN to express the taxable basis on which payment of the Court fees was assessed and ordered to notify YPF of this waiver. As of the date of issuance of these condensed interim consolidated financial statements, the Court has not yet ruled on withdrawal of the waiver of its benefit to proceed without Court fees and costs.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

16. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the nine-month period ended September 30, 2018 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the nine-month period ended September 30, 2018 and 2017 is as follows:

	For the nine-month period ended September 30,
	2018	2017
Current income tax	(713)	(540)
Deferred income tax	(56,285)	(1,645)

	(56,998)	(2,185)

The reconciliation between the charge to income for income tax for the nine-month period ended September 30, 2018 and 2017 and the one that would result from applying the prevailing tax rate on net profit before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the nine-month period ended September 30,
	2018	2017
Net profit before income tax	77,699	2,895
Statutory tax rate	30%	35%

Statutory tax rate applied to net profit before income tax	(23,310)	(1,013)
Effect of the measurement of property, plant and equipment and intangible assets in their functional currency	(120,149)	(7,015)
Exchange differences	80,885	6,225
Effect of the measurement of inventories in their functional currency	(9,900)	(743)
Income from equity interest in associates and joint ventures	(749)	191
Effect of tax rate change	12,729	—
Result of companies’ revaluation	3,594	—
Miscellaneous	(98)	170

Income tax	(56,998)	(2,185)

Breakdown of deferred tax as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018		December 31, 2017
Deferred tax assets
Provisions and other non-deductible liabilities	3,154		1,861
Tax losses carryforward	36,948		6,484
Miscellaneous	236		99

Total deferred tax assets	40,338		8,444

Deferred tax liabilities
Property, plant and equipment	(126,454)		(43,931)
Miscellaneous	(6,964)		(1,570)

Total deferred tax liabilities	(133,418)		(45,501)

Total deferred tax, net	(93,080	) (1)	(37,057)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.

As of September 30, 2018 and December 31, 2017 there are no significant deferred tax assets which are not recognized.

As of September 30, 2018 and December 31, 2017, the Group has classified as deferred tax assets for 1,920 and 588, respectively, and as deferred tax liability 95,000 and 37,645, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2018 and December 31, 2017, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17. LOANS

	Interest rate (1)		Maturity	September 30, 2018				December 31, 2017
				Noncurrent		Current		Noncurrent		Current

Pesos:
Negotiable obligations		16.50% - 46.78%	2018-2024	26.118	(6)	8,401	(6)	29,640	(6)	5,753	(6)
Financial loans(3)		26.44% - 39.71%	2018-2020	80		785		728		2,794
Account overdraft	—	—	—	—		—		—		10

				26.198		9,186		30,368		8,557

Currencies other than the Peso:
Negotiable obligations(2)(4)(5)		3.50% - 10.00%	2018-2047	240,232		29,727		114,686		15,075
Export pre-financing		2.00% - 5.25%	2018-2019	—		20,791		383		6,521
Imports financing		3.58% - 4.93%	2018-2020	1,059		14,526		—		4,595
Loans(5)		1.80% - 6.22%	2018-2024	27,458		5,625		6,290		4,588

				268,749		70,669		121,359		30,779

				294,947		79,855		151,727		39,336

(1)	Annual interest rate in force as of September 30, 2018.
(2)	Disclosed net of 449 and 309 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of September 30, 2018 and December 31, 2017, respectively.
(3)

Includes loans granted by Banco Nación Argentina. As of September 30, 2018, it includes 500, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. As of December 31, 2017, it includes 2,500, 1,500 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 1,000 of which accrues interest at a fixed rate of 20 percentage points. See Note 32.

(4)

Includes 2,883 and 1,528 as of September 30, 2018 and December 31, 2017, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)	Includes 492 corresponding to financial loans and negotiable obligations secured by cash flows as of December 31, 2017.
(6)

Includes 15,850 as of September 30, 2018 and December 31, 2017, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

The breakdown of the Group’s loans as of the nine-month period ended on September 30, 2018 and 2017 is as follows:

	For the nine-month period ended September 30,
	2018	2017
Amount at beginning of the fiscal year	191,063	154,345
Proceeds from loans	28,677	33,403
Payments of loans	(32,795)	(24,877)
Payments of interest	(18,611)	(13,525)
Accrued interest(1)	18,776	13,153
Net exchange differences and translation	187,692	10,236
Reclassifications and other movements	—	(73)

Amount at the end of the period	374,802	172,662

(1)	Includes capitalized financial costs. See Note 9.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									September 30, 2018		December 31, 2017
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	610	25	276	5
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	BADLAR plus 4.75%	42.42%	2018	—	1,432	—	1,427
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	39.97%	2020	1,125	1,280	2,250	96
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	44.47%	2020	633	653	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	499	505	451	230
October	2013	US$	150	(2) (6)	Class XXIV	—	—	—	—	—	—	498
December, April, February and December	2013/4/5	US$	862	(2) (6)	Class XXVI	Fixed	8.88%	2018	—	11,640	—	8,422
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	62,637	2,695	28,311	599
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	40.94%	2020	200	159	350	158
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	43.78%	2024	833	175	1,000	54
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	46.47%	2019	—	504	500	298
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	39.91%	2020	950	54	950	92
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	36.58%	2020	312	421	626	362
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	61,355	913	27,731	1,002
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	42.78%	2020	633	644	1,267	736
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4%	46.78%	2020	1.697	15	1,697	110
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	32.78%	2023	2.000	293	2,000	80
December	2015		$1,400	(2) (6)	Class XLIV	BADLAR plus 4.75%	45.95%	2018	—	1,437	—	1,422
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	46.28%	2021	1,350	46	1,350	114
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	41,150	78	18,599	430
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	1,885	32	852	14
April	2016		$535	(2) (6)	Class XLlX	BADLAR plus 6%	43.32%	2020	535	48	535	31
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4%	36.75%	2020	11,248	940	11,248	651
September	2016		CHF 300	(2) (6)	Class Ll	Fixed	3.75%	2019	—	12,623	5,731	54
May	2017		$4,602	(2) (6) (8)	Clase LlI	Fixed	16.50%	2022	4,602	300	4,602	110
July and December	2017	US$	1,000	(2) (6)	Clase LlII	Fixed	6.95%	2027	41,612	589	18,889	445
December	2017	US$	750	(2) (6)	Clase LlV	Fixed	7.04%	2047	30,484	627	13,846	44
Metrogas
January	2013	US$	177		Series A-L	—	—	—	—	—	—	3,076
January	2013	US$	18		Series A-U	—	—	—	—	—	—	256

									266,350	38,128	144,326	20,828

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of September 30, 2018.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	LOANS (Cont.)

Repurchase and cancellation of negotiable obligations

On September 18, 2018, the Company repurchased and canceled USD 176 million of nominal value corresponding to Class XXVI Negotiable Obligations maturing in December 2018.

Metrogas Loans

On February 8, 2018, Metrogas entered into an unsecured loan with (i) Industrial and Commercial Bank of China Limited—Dubai Branch and (ii) Itaú Unibanco—New York Branch (“financial creditors”), for the amount of US$ 250 million for a term of 36 months and payable in 9 quarterly installments as from month 12 from the disbursement date (the “Loan”).

The Loan includes (i) an interest payable on a quarterly basis at a LIBOR rate plus an annual nominal margin of (a) 3.00% for the first 12 months; (b) 3.50% from month 13 to month 18; (c) 3.75% from month 19 to month 24; and (d) 4.00% from month 25 to maturity.

On February 27, 2018, Metrogas used the funds, mainly, to redeem all NO at a redemption price equal to 100% of the capital amount of the NO to redeem, plus interest accrued and due, and all other amounts pending to the redemption date.

According to the terms and conditions of the loan, Metrogas must meet a series of financial commitments generally set forth for this type of transactions, including certain restrictions which, among others, and in general terms, are listed below:

a)

Indebtedness: Metrogas (or its subsidiaries) will not allow to incur, assume or secure any debt, except in indebtedness cases due to refinancing to keep its current financial debt or when the indebtedness is not above U$S 50 million, among others.

b)

Restricted payments: Metrogas may not make any restricted payments, considering, among others, the payment of dividends, except the PEN has given final approval of the License Renegotiation Agreement. In turn, during the fiscal year ended on December 31, 2018, the amount to pay due to dividends may not exceed 10% of the net result for this year, and 60% for the following years; and also the Debt/EBITDA indicator shall not be higher than twice the EBITDA.

c)

Financial indicators: Metrogas shall keep an Interest Hedge indicator, this being EBITDA/finance interest indicator higher than 3.00; the Debt/EBITDA indicator may not be higher than 3.00 until June 30, 2018, and higher than 2.50 from that date until the contract maturity date; Metrogas’ shareholders’ equity at each quarterly closing until September 30, 2018 may not be lower than 8,000, from that date until September 30, 2019 it may not be lower than 9,200, from that date until September 30, 2020, it may not be lower than 10,120 and, from that date until the end of the contract, it may not be lower than 11,132.

Under the original terms and conditions of the Loan Agreement, some of the financial indicators of paragraph c) were not achieved as of June 30, 2018 and September 30, 2018, which might have accelerated the maturity dates of the financial assets.

Notwithstanding the above, on June 30, 2018 and September 30, 2018, the financial creditors formally provided a waiver in respect of Metrogas’ compliance with said financial indicators.

Due to YPF’s commitments, the Company has analyzed Metrogas’ aforementioned situation and has determined that it has no impact on its obligations.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

18. OTHER LIABILITIES

	September 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	380	547	179	342
Liabilities for contractual claims(1)	173	41	90	2,008
Miscellaneous	26	195	8	33

	579	783	277	2,383

(1)	See Note 14 to the annual consolidated financial statements.

19. ACCOUNTS PAYABLE

	September 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	191	83,895	168	44,520
Guarantee deposits	23	496	17	441
Payables with partners of JO and consortia	—	494	—	122
Customer advances	—	102	—	—
Miscellaneous	—	1,240	—	828

	214	86,227	185	45,911

(1)	See Note 32 for information about related parties.

20. REVENUES

	For the nine-month period ended September 30,
	2018	2017
Sales of goods and services	288,565	175,610
Government incentives (1)	11,070	14,126
Turnover tax	(9,590)	(6,537)

	290,045	183,199

(1)	See Note 32.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

The nature and effect of the initial implementation of IFRS 15 on the Group’s condensed interim consolidated financial statements are described in Note 2.b.

•	Breakdown of revenues

•	Type of good or service

	For the nine-month period ended September 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	88,105	—	—	88,105
Gasolines	—	64,260	—	—	64,260
Natural Gas(1)	38	569	56,661	—	57,268
Crude Oil	—	1,857	—	—	1,857
Jet fuel	—	15,791	—	—	15,791
Lubricants and by-products	—	6,162	—	—	6,162
Liquefied Petroleum Gas	—	8,513	—	—	8,513
Fuel oil	—	2,237	—	—	2,237
Petrochemicals	—	10,515	—	—	10,515
Fertilizers	—	2,648	—	—	2,648
Flours, oils and grains	—	6,391	—	—	6,391
Asphalts	—	2,886	—	—	2,886
Goods for resale at service stations	—	1,961	—	—	1,961
Income from services	—	—	—	11	11
Income from construction contracts	—	—	—	3,226	3,226
Virgin naphtha	—	2,041	—	—	2,041
Petroleum coke	—	4,129	—	—	4,129
Other goods and services	1,023	2,166	5,470	1,905	10,564

	1,061	220,231	62,131	5,142	288,565

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20. REVENUES (Cont.)

	For the nine-month period ended September 30, 2017
	Upstream	Downstream	Gas and Energy	Corporation and Others	Total
Gas oil	—	54,782	—	—	54,782
Gasolines	—	41,926	—	—	41,926
Natural Gas (1)	—	491	30,342	—	30,833
Crude Oil	—	861	—	—	861
Jet fuel	—	7,791	—	—	7,791
Lubricants and by-products	—	4,284	—	—	4,284
Liquefied Petroleum Gas	—	4,408	—	—	4,408
Fuel oil	—	4,988	—	—	4,988
Petrochemicals	—	6,050	—	—	6,050
Fertilizers	—	1,274	—	—	1,274
Flours, oils and grains	—	4,858	—	—	4,858
Asphalts	—	2,105	—	—	2,105
Goods for resale at service stations	—	1,741	—	—	1,741
Income from services	—	—	—	159	159
Income from construction contracts	—	—	—	1,181	1,181
Virgin naphtha	—	789	—	—	789
Petroleum coke	—	994	—	—	994
Other goods and services	491	1,605	3,725	765	6,586

	491	138,947	34,067	2,105	175,610

(1)	Includes 41,545 and 29,406 corresponding to sales of natural gas produced by the Company for the nine-month period ended September 30, 2018 and 2017, respectively.

•	Sales Channels

	For the nine-month period ended September 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	111,039	—	—	111,039
Power Plants	—	168	15,200	—	15,368
Distribution Companies	—	—	12,984	—	12,984
Retail distribution of natural gas	—	—	17,580	—	17,580
Industries, transport and aviation	38	46,018	13,361	—	59,417
Agriculture	—	24,749	—	—	24,749
Petrochemical industry	—	13,002	—	—	13,002
Trading	—	10,695	—	—	10,695
Oil Companies	—	8,157	—	—	8,157
Commercialization of liquefied petroleum gas	—	3,360	—	—	3,360
Other sales channels	1,023	3,043	3,006	5,142	12,214

	1,061	220,231	62,131	5,142	288,565

	For the nine-month period ended September 30, 2017
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	74,181	—	—	74,181
Power Plants	—	3,827	9,077	—	12,904
Distribution Companies	—	—	3,498	—	3,498
Retail distribution of natural gas	—	—	8,858	—	8,858
Industries, transport and aviation	—	25,873	8,610	—	34,483
Agriculture	—	15,493	—	—	15,493
Petrochemical industry	—	7,494	—	—	7,494
Trading	—	5,119	—	—	5,119
Oil Companies	—	3,082	—	—	3,082
Commercialization of liquefied petroleum gas	—	2,036	—	—	2,036
Other sales channels	491	1,842	4,024	2,105	8,462

	491	138,947	34,067	2,105	175,610

•	Target Market

Sales contracts in the domestic market resulted in 259,826 and 160,257 for the nine-month period ended September 30, 2018 and 2017, respectively.

Sales contracts in the international market resulted in 28,739 and 15,353 for the nine-month period ended September 30, 2018 and 2017, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20. REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2018		December 31, 2017
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	13,260	55,829	2,210	27,339
Contract assets	—	458	—	142
Contract liabilities	2,371	3,529	1,470	1,460

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the nine-month period ended on September 30, 2018, the Group has recognized 1,396 in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

21. COSTS

	For the nine-month period ended September 30,
	2018	2017
Inventories at beginning of year	27,149	21,808	(1)
Purchases	84,665	47,703
Production costs(2)	160,904	105,026
Translation effect	32,162	1,956
Reclassifications and other movements	—	(67)
Inventories at end of the period	(63,483)	(24,845	) (1)

	241,397	151,581

(1)	Reclassifications of 12 and 195 have been made in accordance with the change in the accounting policy described in detail in Note 2.b.
(2)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” rows. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month period ended September 30, 2018 and 2017:

	For the nine-month period ended September 30, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	11,489	3,315		1,705		247	16,756
Fees and compensation for services	1,071	2,344	(2)	627		16	4,058
Other personnel expenses	3,555	358		188		33	4,134
Taxes, charges and contributions	2,279	182		3,601	(1)	—	6,062
Royalties, easements and canons	22,967	—		41		67	23,075
Insurance	914	46		68		—	1,028
Rental of real estate and equipment	6,272	13		527		25	6,837
Survey expenses	—	—		—		319	319
Depreciation of property, plant and equipment	62,114	1,129		1,411		—	64,654
Amortization of intangible assets	863	127		21		—	1,011
Industrial inputs, consumable materials and supplies	7,112	34		114		16	7,276
Operation services and other service contracts	10,366	248		820		19	11,453
Preservation, repair and maintenance	19,627	388		565		41	20,621
Unproductive exploratory drillings	—	—		—		645	645
Transportation, products and charges	8,540	—		6,258		—	14,798
Provision for doubtful trade receivables	—	—		336		—	336
Publicity and advertising expenses	—	504		510		—	1,014
Fuel, gas, energy and miscellaneous	3,735	286		1,392		441	5,854

	160,904	8,974		18,184		1,869	189,931

(1)	Includes approximately 1,378 corresponding to export withholdings.
(2)

Includes 51 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 48.8 corresponding to fiscal year 2017 and to approve the approximate sum of 62 as fees for such fees and remunerations for the fiscal year 2018.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 383.

	For the nine-month period ended September 30, 2017
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	8,982	2,476		1,366		266	13,090
Fees and compensation for services	796	1,444	(2)	402		14	2,656
Other personnel expenses	2,530	270		146		42	2,988
Taxes, charges and contributions	1,618	191		3,060	(1)	—	4,869
Royalties, easements and canons	12,898	—		23		24	12,945
Insurance	605	37		66		—	708
Rental of real estate and equipment	4,179	12		394		—	4,585
Survey expenses	—	—		—		201	201
Depreciation of property, plant and equipment	36,077	554		823		—	37,454
Amortization of intangible assets	498	88		19		—	605
Industrial inputs, consumable materials and supplies	4,097	22		74		10	4,203
Operation services and other service contracts	8,925	192		663		106	9,886
Preservation, repair and maintenance	13,636	250		330		77	14,293
Unproductive exploratory drillings	—	—		—		960	960
Transportation, products and charges	6,388	12		4,270		16	10,686
Provision for doubtful trade receivables	—	—		(23)		—	(23)
Publicity and advertising expenses	—	250		335		—	585
Fuel, gas, energy and miscellaneous	3,797	167		832		44	4,840

	105,026	5,965		12,780		1,760	125,531

(1)	Includes approximately 1,198 corresponding to export withholdings.
(2)

Includes 37 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48.8.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 306.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

23. OTHER NET OPERATING RESULTS

	For the nine-month period ended September 30,
	2018	2017
Result of companies’ revaluation(1)	11,980	—
Result for sale of participation in areas(2)	1,451	—
Lawsuits	(1,759)	(201)
Insurance	270	—
Construction incentive(3)	—	150
Miscellaneous	222	(35)

	12,164	(86)

(1)	See Note 4.
(2)	See Note 30.a.
(3)	See Note 32.

24. NET FINANCIAL RESULTS

	For the nine-month period ended September 30,
	2018	2017
Financial income
Interest income	1,401	939
Exchange differences	98,992	8,024
Financial accretion	612	—

Total financial income	101,005	8,963

Financial loss
Interest loss	(19,144)	(13,335)
Exchange differences	(31,418)	(3,198)
Financial accretion	(5,188)	(2,332)

Total financial costs	(55,750)	(18,865)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	2,072	1,224
Gains on derivative financial instruments	1,085	—

Total other financial results	3,157	1,224

Total net financial results	48,412	(8,678)

25. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2018 and December 31, 2017, and expenses for the nine-month period ended on September 30, 2018 and 2017 of JO and other agreements are as follows:

	September 30, 2018	December 31, 2017
Noncurrent assets(1)	143,939	66,887
Current assets	3,237	2,417

Total assets	147,176	69,304

Noncurrent liabilities	13,535	5,876
Current liabilities	11,062	5,524

Total liabilities	24,597	11,400

	For the nine-month period ended September 30,
	2018	2017
Production Cost	34,258	14,960
Exploration expenses	173	736

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

26. SHAREHOLDERS’ EQUITY

As of September 30, 2018, the Company’s subscribed capital is 3,923 and the treasury shares are 10, represented by 393,312,793 ordinary, book-entry shares and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2018, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General and Extraordinary Shareholders’ Meeting was held on April 27, 2018 and approved the financial statements of YPF for the fiscal year ended December 31, 2017 and approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 120 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 11,020 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 1,200 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Shareholders’ Meeting at which the financial statements closed as of December 31, 2018 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

27. EARNINGS PER SHARE

The following table shows the net profit and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month period ended on September 30,
	2018	2017
Net profit	21,263	330
Average number of shares outstanding	393,365,391	392,733,469
Basic and diluted earnings per share	54.05	0.84

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

28. DECONSOLIDATION OF MAXUS ENTITIES

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

The Liquidating Trust filed a lawsuit against the Company, YPF Holdings, CLH Holdings, Inc., YPF International and other companies non-related to YPF, claiming alleged damages in an amount up to US$ 14,000 million, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago (the “Claim”). The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware.

On October 19, 2018, the Company, together with the other companies of the Group that are part of the Claim, filed a motion requesting dismissal of the Claim (“Motion to Dismiss”).

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will file and interpose the necessary legal remedies and will exercise the defensive measures in accordance with the applicable legal procedure in order to defend their rights.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

29. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

29.a) Contingent liabilities

The news for the nine-month period ended on September 30, 2018 are described below:

29.a.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In relation to the judicial claims initiated by ASSUPA against concession companies in the Austral Basin areas, dated June 1, 2018, the Argentine Government answered the third party summons sought by the plaintiff, and requested dismissal thereof.

29.a.2) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On July 10, 2018, the United States Court of Appeals for the Second Circuit held that the United States District Court for the Southern District of New York has jurisdiction over this judicial matter, but without rendering an opinion as to merits of the complaint. The Company and the Argentine Republic appealed such resolution on July 24, 2018 requesting reconsideration by the Court of Appeals that ruled (“Panel rehearing”) or a review of the resolution by the Court of Appeals as a whole (“Rehearing en banc”).

On August 30, 2018, the Rehearing en banc filed by the Company and the Argentine Republic was rejected. For that reason, the process was suspended until the case was remanded to the United States District Court for the Southern District of New York. However, YPF requested a stay motion (“stay of mandate”), which was granted on October 2, 2018 for a period of thirty days. On October 31, 2018, the Company filed a writ of certiorari with the Supreme Court of Justice of the United States so that the process is stayed until this court finally decides on its merits. The Company took notice that Petersen objected to the suspension of the process and filed an appeal until the US Supreme Court of Justice issues its decision regarding the admissibility of the writ of certiorari, which means that the Court of Appeals will have to decide if it admits or not said suspension.

The Company strongly refutes the claims in the complaint, which it considers totally inadmissible, and will file the necessary legal actions and exercise all defense measures according to the applicable legal procedure in order to defend its rights.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. companies (collectively, “Eton Park”)

The claim was temporarily on hold, pending the resolution of the Second Circuit of the United States on the Petersen case; however, after the resolution referred to in the preceding paragraph, Eton Park requested that procedural terms be resumed. Likewise, YPF requested the Court to summon the parties to a hearing in order to agree on how the trial should proceed, proposing the answer to the complaint be filed within 45 days from the final resolution in Petersen case.

On July 30, 2018, the Court ruled that the suspension of the process will stand for 10 days after the date of the Appeal Court’s resolution on the admissibility of the appeal in the Petersen Case, which was filed on July 24, 2018.

On August 30, 2018, the appeal filed by the Company and the Argentine Republic in the Petersen case was rejected. On October 2, 2018, the stay of mandate was granted for thirty days requested by YPF and on October 31, 2018, the Company filed the writ of certiorari, as mentioned in the preceding section.

The Company will make a filing so that the Eton Park process remains stayed until the United States Supreme Court of Justice decides on the admissibility of the writ of certiorari that the Company filed in the Petersen case.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

29. CONTINGENT ASSETS AND LIABILITIES (Cont.)

The Company strongly refutes the claims in the complaint, which it considers totally inadmissible, and will file the necessary legal actions and exercise all defense measures according to the applicable legal procedure in order to defend its rights.

29.a.3) Fiscal claims

•	Controversy on cost deduction due to well abandonment

On June 15, 2018, YPF was notified of the start of a determination process corresponding to fiscal year 2010 by means of Resolution No 53/2018, which dismissed the Company’s presentation. Such resolution was appealed before the Federal Tax Court on July 10, 2018.

Additionally, on July 24, 2018, the AFIP initiated a verification regarding fiscal year 2017.

•	Controversy due to customs duties

On April 18, 2018, the Company was notified of the judgement rendered by the Federal Appeals’ Court No. IV which ruled that the fines imposed by the customs authority of Neuquén were condoned, due to the fact that there were no export duties and that the fine under section 954 c) of the Customs Code was applicable, instead. The Federal Appeal Court IV pointed out that, since export duties or exchange controls are no longer applicable, the discussion had become exclusively a formal matter and, therefore, the benefit provided for in section 56 of Act No. 27,260 was applicable. The Customs authority filed an extraordinary appeal before CSJN. The same decision was adopted in a judgment recently rendered in another case by the same Court of Appeals, which was also appealed to the CSJN.

30. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2018 are described below:

30.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the nine-month period ended September 30, 2018, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 9,685. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of September 30, 2018 is 4,496.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

Once the agreements have been finalized and the corresponding conditions have been fulfilled, the equity interests of YPF are as follows:

(i)	In the APE area, the interest of YPF is 22.50%

(ii)	In the APO area, the interest of YPF is 30%

(iii)	In the ACA area, the interest of YPF is 30%

Consequently, the Group has recorded a profit of 1,167 included in the item “Other net operating results”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30. CONTRACTUAL COMMITMENTS (Cont.)

•	Assignment agreement of the Cerro Bandera area

On April 27, 2018, the Executive Power of the Province of Neuquén issued Decree No. 525/18 which authorized the assignment of 100% of the exploitation concession in respect of Cerro Bandera provided for in the assignment agreement.

Based on the above, the Group has recorded a profit of 284 included in the item “Other net operating results”.

•	Agreement for the development of Bandurria Sur area

On July 18, 2018, the Executive Power of the Province of Neuquén issued Decree No. 1020/18 authorizing the assignment of the share anticipated in the final agreements.

•	Assignment of participation in the Aguada de la Arena and Río Neuquén areas

On September 5, 2018 the Province of Neuquen issued Decree No. 1401/18 which authorized the assignment of 33.33% of the Rio Neuquen area in favor of YPF. The procedure corresponding to the assignment of participation in the Aguada de la Arena area continues in progress.

•	La Calera Area Investment Agreement

On September 14, 2018, YPF and Pluspetrol S.A. executed and investment agreement with the Province of Neuquén related to La Calera area, whereby the Province of Neuquén agreed to grant to both partners, pro rata to their interests in La Calera joint operations, an unconventional hydrocarbon exploitation concession for a 35-year term. As a condition to the granting of such concession, concession holders undertook to carry out an Unconventional Development Pilot program within a maximum term of 3 years, beginning on April 1, 2017 (for the purpose of compliance with the aforementioned investment commitment, investments on the pilot program made prior to the entry into force of the agreement shall be computed). The work plan consists of drilling and completion of wells, including fracking, connections and installations for the purpose of transporting the production of 2,000-meter horizontal wells and 25 fracking stages, principally in connection with Vaca Muerta formation, investing an amount of about US$ 180 million.

On November 2, 2018, the Province of Neuquén issued Decree No. 1834/18, whereby said concession was awarded.

•	Agreement for the exploitation of Bajo del Toro Area

On October 12, 2018, by Decree No. 1755/18, the Province of Neuquén approved the assignment to Statoil, consequently the conditions precedent were satisfied.

31. MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2018 are described below:

31.a) Regulatory requirements of liquid hydrocarbon

•	Agreement of fuel prices and local crude oil

On May 8, 2018, the MINEM and the refining companies (among them, YPF) entered into a price stabilization agreement with a compensatory account, whereby the refining companies undertook not to modify fuel prices (net of taxes) in force as of such date during the months of May and June, in order to benefit the general economic interest which, in turn, would have potential effects on the Company.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

Moreover, the agreement included the creation of a compensatory account which incorporated the distortion in prices in terms of international reference prices accrued as of the date of the agreement, together with the adjustments resulting from additional cost variations (crude oil, exchange rate and biofuel price) which would not be transferred to prices during the months of May and June. The agreement set forth that such compensatory account would be transferred to the market through price increases during the second semester or, otherwise, the MINEM undertook the commitment to find mechanisms so that the refining companies may recover such difference.

On June 1, 2018, the MINEM and the refining companies (among them YPF) entered into a supplementary agreement that considered to establish a Brent reference price for crude oil purchases among refining and producing companies for the months of May (66 US$/bbl), June (67 US$/bbl) and July (68 US$/bbl), 2018, and an increase in final prices of gasolines and gasoil of up to 5% and 4.5%, respectively, as from June 2, 2018, which included the variation in the liquid fuel tax, the carbon dioxide tax and the prices of biofuel prevailing as from that date. Additionally, an increase in an amount of up to 3% in the consumer prices of fuels, net of any variation in taxes, was expected to take place during the month of July.

On June 29, 2018, in face of the volatility and significant change in the variables that were the basis for the agreements above mentioned, YPF informed the MINEM on the decision to implement as from July 1, 2018, the applicable commercial policies according to the changes in the variables stated above, both for determination of sales prices of its products and of those for the purchase of crude oil, in accordance with the evolution of the general business environment and the evolution of customers in particular, consistent with the regulatory framework and current provisions. Consequently, the aforementioned agreements have ceased to be in force for YPF as from June 30, 2018; however, the Company has submitted the resulting amounts in the compensatory account to the relevant authorities, which represent contingent rights as of the date of these condensed interim consolidated financial statements.

31.b) Regulatory natural gas requirements

•	Winter consumption financing program

On March 27, 2018, a memorandum of intent was signed with ENARGAS, natural gas producers, distribution and transportation companies in order to commit efforts aimed at the development of a natural gas winter consumption financing program jointly with the subscribing parties.

On June 12, 2018, ENARGAS Resolution No 97/2018 was published in the Official Gazette, which sets forth the Natural Gas Winter Consumption Financing Program (the “Program”). Adherence to the Program by beneficiary users is optional and voluntary. In accordance with the terms of the Program, the residential and commercial consumers of natural gas full service may hereunder finance payment of 25% of the invoices issued between July 1 and October 31, 2018. The interest rate applicable to this option will be the BNA deposit rate for electronic means for the non-financial private sector for 30-day deposits for the month prior to the one being invoiced. Accrued financing and interest thereon shall be recovered through the regular invoices issued after November 1, 2018, and for three succeeding consecutive periods for bimonthly customers and for six consecutive periods for monthly customers. Financing will involve each of the activity segments (gas, transport and distribution), and it is exceptional for the winter of 2018.

•	Mechanisms for allocation of natural gas demand

Transport and distribution systems

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the Official Gazette which (i) approves the amended and restated internal regulations for dispatch centers as from June 30, 2018; (ii) derogates ENARGAS Resolutions No. I-1410/10, I-3833/16 and I-4502/17; (iii) sets forth its presumption that there are no observations by ENARGAS to the proposed rescheduling made by the Transportation companies if there is no communication to the contrary within 1 hour after it has been requested; and (iv) sets forth that the Temporary Procedure for Shipment Management in the Emergency Executive Committee shall be applicable during the winter of 2018.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

Amendment to Basic Rules for the Distribution License

On March 28, 2018, MINEM Resolution No. 91/2018 was published in the Official Gazette. Such resolution unifies the terms for the adjustment due to variations in prices of the purchased gas or seasonal adjustment and the six-month adjustment of tariffs, providing that once the transition period has elapsed, adjustments shall be seasonal, for the periods between April 1 to September 30 of each year, and between October 1 and March 31 of the following year.

Reduction for social tariff users

On May 23, 2018, MINEM Resolution 218/2018 was published in the Official Gazette (later instrumented by ENARGAS by means of Resolution No. 86/2018) which provides for suspension of the reduction criteria application for social tariff users set forth in Resolution No. 474/2017 for consumptions made in May and June 2018. For invoicing such consumption, the social tariff regime within the scope provided for in MINEM Resolution No. 28/2016 shall be applicable, to which end the 100% reduction of the natural gas price these users consume should be considered.

New maximum prices at the TSEP, per natural gas basin of origin, to be used in generation of electric power

On August 1, 2018, MINEM Resolution 46/2018 was published in the Official Gazette, which instructed the Under-Secretariat of Electric Energy to take the necessary measures for CAMMESA to implement competitive mechanisms aimed at securing the availability of gas for the production of electric energy, and established new maximum prices (20% lower than the then current prices) for natural gas at the TSEP, for each basin of origin, to be applied in order to estimate the cost of the natural gas volumes to be used in the production of electricity to be marketed on the WEM , or, generally, to be used in the provision of the electric power public distribution service from August 1, 2018.

Optional purchase of fuel by MEM Generators, Co-Generators and Self-Generators

On November 7, 2018, SGE Resolution No. 70/2018 was published in the Official Gazette, which amended Resolution No. 95/2013 issued by the former Secretariat of Energy, authorized Generators, Co-Generators and Self-Generators of the MEM to contract the supply of their own fuel for the generation of electric energy. In addition, this Resolution establishes the costs of generation with their own fuel shall be appraised in accordance with the mechanism of recognizing the Variable Production Costs recognized by CAMMESA.

•	Trust Fund to finance imports of natural gas

In April 2018 and regarding “Decree 2067/08” on tariff charges, the Federal Administrative Court No 11 passed judgement on the unconstitutionality action filed by Mega (for the period after the Budget Act for 2013 No 26,784), which admitted the complaint and declared the unconstitutionality, regarding Mega, of sections 53 and 54 of the law referred to above. Such first instance judgement took effect since it was not appealed by the Argentine Government.

31.c) Natural gas production incentive programs

•	Stimulus Program for Investment in Natural Gas Production Developments from Unconventional Wells

On January 23, 2018 MINEM Resolution No 12-E/2018 was published in the Official Gazette modifying Resolution 46-E/2017, which:

(i) makes incentives applicable to adjacent concessions which are operated in a unified manner and meet the following requirements: having a common investment plan; being operated jointly by using, substantially, the same surface facilities; in case of co-ownership, all concessions having the same share and any share assignment being carried out jointly and simultaneously by all shares.

(ii) adjusts the payment date of the first compensation under the Program and, correlatively, makes the corresponding reviews related to the initial interim payment, setting forth that, for the requests filed until January 31, 2018, it shall be the one corresponding to January 2018, and for requests filed after January 31, 2018, it shall be the one corresponding to the month in which the request to be included in the Program has been filed.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

•	Natural Gas Surplus Injection Stimulus Program

On April 3, 2018, MINEM Resolution No. 97/2018 was published in the Official Gazette approving the procedure (the “Procedure”) for the cancellation of compensations pending settlement and/or payment under the Natural Gas Surplus Injection Stimulus Program, Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection and the Stimulus Program for New Natural Gas Projects, to which the beneficiary companies may adhere.

Each company may choose to receive compensation under the approved procedure stating its accession within 20 business days from the publication of the resolution. It is required that the company waive any rights, actions, remedies, appeals, and claims, either administrative and/or judicial, based on the Program, except for: i) the objection to the administrative acts that determine the relevant compensation according to the Procedure; and ii) the failure to comply with the payments provided for under the Procedure for a minimum amount of 3 installments, at the option of each beneficiary Company.

The debt amount will be determined as follows: 85% of the dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution 97/2018, as applicable). The debt will begin to be canceled as of January 2019 in 30 monthly and consecutive installments, in Pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, the Group recorded a gain of 804 included in the item “Net financial results “.

31.d) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

Memorandum of Agreement for the Adoption of the Natural Gas Distribution License Agreement (“Memorandum of Agreement”)

On March 28, 2018, Decree No 252/2018 was published in the Official Gazette whereby the PEN ratifies the Memorandum of Agreement entered into by MINEM, the Ministry of Economy and Metrogas.

Tariff Schedules

On March 28, 2018, ENARGAS Resolution No. 300/2018 was published in the Official Gazette declaring the Public Hearing No. 94 valid and approving the final tariff schedules applicable as of April 1, 2018.

On September 27, 2018, SGE Resolution No. 14/2018 applicable to distribution companies’ billing as of October 1, 2018, was published and among other factors: i) eliminated the billing limits and discounts established by MINEM Resolutions No. 212/2016 and No. 474/2017, and established a new discount of 100% for social tariff users for the base consumption block established in Annex II to MINEM Resolution No. 474/2017, and consumptions in excess of such block will be paid at 100%; ii) established that the Trust Fund for Subsidies of Residential Gas Consumption (section 75 of Law No. 25,565) would be 2.96% over the price of gas at the TSEP per cubic meter and also that the billing should be made in accordance with the procedures to be established by the ENARGAS.

On October 8, 2018, FC ENARGAS Resolution No. 281/2018 was published in the Official Gazette declaring the validity of Public Hearing No. 96 and approving Metrogas Tariff Schedules, effective from its publication date for the summer period 2018-2019. Subsequently, FC ENARGAS Resolution No. 292/2018 issued on the Official Gazette on October 12, 2018, rectified the tariff schedules of the aforementioned FC ENARGAS Resolution No. 281/2018, with retroactive application as of October 8, 2018.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

•	Note from ENARGAS regarding the interest of YPF in Metrogas

On April 5, 2018, ENARGAS rejected the reconsideration petition filed by YPF on March 30, 2017. ENARGAS decision was notified to YPF on April 6, 2018 by means of ENARGAS Resolution No. 313/2018.

YPF requested examination of the proceedings, which was granted by ENARGAS on September 10, 2018, which in turn enabled the company to file an appeal in time.

On October 8, 2018, YPF filed an appeal for resolution by the SGE.

•	Terms and conditions to natural gas distribution by network

As a consequence of the exchange rate variation, natural gas producing and distribution companies began a renegotiation process for the special agreements executed pursuant to the Terms and Conditions, with prices denominated in United States Dollars. The renegotiation process, still underway, comprises two major issues: i) the payment of debts arising from differences between the exchange rate at which distribution companies actually paid gas purchases and the exchange rate contractually provided (period April – September 2018), and ii) the gas price to be applied to the period October – December 2018.

Regarding debts arising from exchange rate differences, the recovery mechanism has not yet been defined or implemented, since SGE Resolution No. 20/2018 published in October 5, 2018, established that in relation to differences between the price of gas provided in the contracts and the price of gas recognized in the final tariffs of distribution companies, valued for the quantity of gas purchased from 1 April to 30 September 2018, the ENARGAS would instruct distribution companies to recover the credit in favor of producers on a separate line in the invoice to be issued to its users, in 24 installments from 1 January 2019. However, Resolution No. 20/2018 was later repealed by Resolution No. 41/2018 published on October 12, 2018, alleging opportunity issues for such implementation    .

•	Natural gas exports

On August 22, 2018, MINEM Resolution No. 104/2018, later modified by SGE Resolution No. 9/2018, was published in the Official Gazette,which: i) established a new Procedure to Obtain Natural Gas Export Licenses; ii) abrogated Resolution No. 299/98 issued by the former Secretariat of Energy, as amended, and established that export licenses granted under the repealed regulation would be subject to the Procedure to Obtain Natural Gas Export Licenses; iii) abrogated Resolution No. 131/01 issued by the former Secretariat of Energy and Mining, and its amendments; iv) abrogated Resolution No. 265/04 issued by the former Secretariat of Energy and Mining, and its amendments, v) abrogated Resolution No. 883/05 issued by the former Secretariat of Energy, as amended; vi) abrogated Resolution No. 8/17 issued by the former MINEM, as amended; and vii) delegated to Sub-secretariat of Hydrocarbon Resources the tasks related to this new Procedure.

Resolution No. 104/2018 provided that in the case of export requests from a project included in MINEN Resolution No. 46-E/2017 (Unconventional Gas Production Stimulus Program), the quantities of gas would not be computed as part of and/or within the production included under the mentioned Program.

On September 4, Decree No. 793/2018 was published in the Official Gazette imposing export duties on various goods, including natural gas. This decree set forth a 12% export duty on natural gas exports, which may not exceed 4 Pesos per each US Dollar of the taxable amount or official FOB price, as applicable. See paragraph f) of this Note.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

31.e) Regulatory requirements of the liquefied petroleum gas industry

•	Reference prices for the marketing chain of butane gas

Regulation No. 5 of the Undersecretariat of Hydrocarbon Resources was published on March 28, 2018, which established new maximum reference prices for the commercialization of butane for the sale of bottled LPG, effective as of April 1, 2018.

31.f) Fiscal regulations

•	Acts No. 27,430 and No. 27,432 of the Tax Reform

•	Tax on banking debits and credits

On May 7, 2018, by means of Decree No. 409/2018, the PEN provided that 33% of the amounts debited from the tax may be computed both for account credits and debits.

•	Export Duties

On September 4, 2018, Decree No. 792/2018 was published in the Official Gazette establishing, until December 31, 2020, an export duty of 12% on all goods under the tariff items of the Mercosur Common Nomenclature (“NCM”). This export duty will be capped at 4 Pesos per US Dollar of the taxable amount or official FOB price, as applicable. For goods other than primary products, the cap will be 3 Pesos per US Dollar of the taxable amount or official FOB price, as applicable.

31.g) Operation of Oil Combustibles S.A. (“Oil”)

On May 11, 2018, Oil’s bankruptcy was determined and, by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF and Destilería Argentina de Petróleo S.A. (“DAPSA”) the management of Oil in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA will be entitled for a two-month period to use the logistic assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil service stations by DAPSA, and to match the best purchase offer made by any third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

On July 27, 2018, YPF and DAPSA filed a brief stating that they were able to continue the management for two additional months under certain conditions, which was accepted by the bankruptcy trustee and the judge.

The hearing for the opening of bids for the parties interested in acquiring Oil’s industrial assets, originally scheduled for September 14, 2018, was held on October 1, 2018. See Note 35.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31. MAIN REGULATIONS AND OTHERS (Cont.)

31.h) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 21 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 34 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 2,974,520 Units of Inversión MAF MONEY MARKET - Class B Mutual Fund with immediate liquidation, the total value of the Company’s Units as of September 30, 2018 is 8.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2018 and December 31, 2017 and transactions with the mentioned parties for the nine-month period ended September 30, 2018 and 2017.

	September 30, 2018			December 31, 2017
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
YPF EE (1)	192	1,149	760	—	—	—
Profertil	24	463	235	107	239	215
MEGA	—	2,215	121	—	925	149
Refinor	—	1,057	6	—	224	8
Bizoy S.A.	12	—	—	5	—	—
Y-GEN I	—	2	—	57	—	—
Y-GEN II	—	—	—	22	—	—
Petrofaro S.A.	—	75	168	—	35	51
Oleoducto Campana - Lago Pellegrini S.A.	1,309	—	—	—	—	—

	1,537	4,961	1,290	191	1,423	423

Associates:
CDS	—	119	—	—	122	—
YPF Gas	565	377	70	589	230	15
Oldelval	—	61	364	—	—	131
Termap	8	—	116	—	—	52
OTA	6	—	10	—	—	5
OTC	9	—	—	5	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	83	4	—	19
Oiltanking	—	—	185	—	—	96
Gas Austral S.A.	2	39	—	2	7	—

	594	596	828	600	359	318

	2,131	5,557	2,118	791	1,782	741

	For the nine-month period ended September 30,
	2018			2017
	Revenues	Purchases and services	Net interest gain (loss)	Revenues	Purchases and services	Net interest gain (loss)
Joint ventures:
YPF EE (1)(2)	1,296	946	36	—	—	—
Profertil	1,919	1,193	—	671	545	—
MEGA	5,073	391	—	2,918	697	—
Refinor	2,032	306	—	608	183	10
Bizoy S.A.	—	—	—	1	—	—
Y-GEN I	—	—	—	27	—	—
Y-GEN II	4	—	—	28	—	—
Petrofaro S.A.	60	155	—	24	49	—

	10,384	2,991	36	4,277	1,474	10

Associates:
CDS	151	—	—	65	—	—
YPF Gas	1,160	58	121	615	38	46
Oldelval	67	799	—	—	432	—
Termap	—	440	—	—	268	—
OTA	—	29	—	—	19	—
Gasoducto del Pacífico (Argentina) S.A.	—	248	—	—	148	—
Oiltanking	1	517	—	1	295	—
Gas Austral S.A.	134	—	—	52	—	—

	1,513	2,091	121	733	1,200	46

	11,897	5,082	157	5,010	2,674	56

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. See Note 4.
(2)	Includes transactions following the loss of control over YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that the Group is the main energy company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, the following are the most important of the above mentioned major transactions:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
		September 30, 2018	December 31, 2017	For the nine-month period ended September 30,
Customers / Suppliers	Ref.			2018	2017
MINEM	(1) (14)	29,514	13,417	—	10,052
MINEM	(2) (14)	2,315	—	2,514	—
MINEM	(3) (14)	218	190	284	150
MINEM	(4) (14)	202	162	83	94
MINEM	(5) (14)	1,505	—	2,464	—
Ministry of Transport	(6) (14)	2,688	840	5,725	3,830
Secretariat of Industry	(7) (14)	—	24	—	150
CAMMESA	(8)	6,304	4,444	14,538	13,165
CAMMESA	(9)	(503)	(316)	(2,264)	(1,554)
ENARSA	(10)	4,284	698	6,529	2,306
ENARSA	(11)	(931)	(1,591)	(618)	(210)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(12)	2,757	946	5,159	3,008
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(13)	—	—	(21)	(23)

(1)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the bottle-to-bottle program.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)	The compensation for providing gas oil to public transport of passengers at a differential price.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(8)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.
(9)	Purchases of energy.
(10)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(11)	The purchase of natural gas and crude oil.
(12)	The provision of jet fuel.
(13)	The purchase of miles for the YPF Serviclub program
(14)	Income recognized under the guidelines of IAS 20

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 17 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 6 to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 30.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the nine-month period ended September 30, 2018 and 2017:

	For the nine-month period ended September 30,
	2018 (1)	2017(1)
Short-term employee benefits (2)	240	157
Share-based benefits	35	25
Post-retirement benefits	10	7
Termination benefits	—	65

	285	254

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned period.
(2)	Does not include Social Security contributions of 49 and 37 for the nine-month period ended September 30, 2018 and 2017, respectively.

33.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan resulted in approximately 59 and 49 for the nine-month period ended September 30, 2018 and 2017, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 1,490 and 1,362 for the nine-month period ended September 30, 2018 and 2017, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 206 and 116 for the nine-month period ended September 30, 2018 and 2017, respectively.

During the nine-month period ended on September 30, 2018 and 2017, the Company has repurchased 250,795 and 263,298 of its own shares for an amount of 120 and 100, respectively, to comply with the share-based benefits plans mentioned in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchase appears in the shareholders’ equity under the name “Acquisition cost of treasury shares”, while the nominal value and its adjustment from the monetary re-expression carried out according to the Previous Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the accounts “Treasury shares” and “Adjustment to treasury shares”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2018			December 31, 2017
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	10	41.05	411	2	18.55	37
Chilean peso	11	0.06	1	—	—	—
Trade receivables
U.S. Dollar	724	41.05	29,720	2	18.55	37

Total noncurrent assets			30,132			74

Current assets
Other receivables
U.S. Dollar	199	41.05	8,169	165	18.55	3,061
Euro	1	47.62	48	5	22.28	111
Chilean peso	5,283	0.06	317	4,303	0.03	129
Swiss franc	—	—	—	3	19.04	57
Trade receivables
U.S. Dollar	843	41.05	34,605	380	18.55	7,049
Chilean peso	15,190	0.06	911	9,836	0.03	295
Investments in financial assets
U.S. Dollar	352	41.05	14,462	697	18.55	12,936
Cash and cash equivalents
U.S. Dollar	1,051	41.05	43,144	526	18.55	9,757
Chilean peso	2,322	0.06	139	898	0.03	27

Total current assets			101,795			33,422

Total assets			131,927			33,496

Noncurrent liabilities
Provisions
U.S. Dollar	2,714	41.25	111,953	2,909	18.65	54,253
Loans
U.S. Dollar	6,515	41.25	268,749	6,200	18.65	115,628
Swiss franc	—	—	—	300	19.13	5,731
Other liabilities
U.S. Dollar	13	41.25	553	14	18.65	269
Accounts payable
U.S. Dollar	3	41.25	124	4	18.65	75

Total noncurrent liabilities			381,379			175,956

Current liabilities
Provisions
U.S. Dollar	63	41.25	2,599	57	18.65	1,063
Taxes payable
Chilean peso	1,864	0.06	112	1,524	0.03	46
Salaries and social security
U.S. Dollar	6	41.25	248	6	18.65	112
Chilean peso	213	0.06	13	247	0.03	7
Loans
U.S. Dollar	1,407	41.25	58,046	1,647	18.65	30,725
Swiss franc	300	42.14	12,623	3	19.13	54
Other liabilities
U.S. Dollar	15	41.25	619	125	18.65	2,331
Accounts payable
U.S. Dollar	1,157	41.25	47,726	1,149	18.65	21,429
Euro	17	47.95	815	18	22.45	404
Chilean peso	2,105	0.06	126	1,826	0.03	55
Swiss franc	—	—	—	3	19.13	57
Yen	18	0.36	6	19	0.17	3

Total current liabilities			122,933			56,286

Total liabilities			504,312			232,242

(1)	Exchange rate in force at September 30, 2018 and December 31, 2017 according to Banco Nación Argentina.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

35. SUBSEQUENT EVENTS

•	Operation of Oil

On October 2, 2018, YPF received notice of the decision adopted by the judge in charge of Oil Combustibles S.A.’s bankruptcy proceedings, which awarded the industrial assets of the bankrupt company to YPF and DAPSA, pursuant to the local and international bidding process carried out in connection with the sale of Oil Combustibles S.A.’s assets.

The total price of the transaction amounted to US$ 85 million, which was paid on November 2, 2018. YPF requested the unavailability of the funds, which will remain deposited in the judicial account at the order of the court until the conveyance of title and registration of the real estate acquired in favor of YPF.

Additionally, on November 6, 2018, Division D of the Argentine Court of Appeals rejected the appeal filed by some of the former Oil shareholders which challenged the award in favor of YPF and DAPSA under the bidding process described herein.

The assets that YPF will acquire, especially the docks and fuel storage tanks located in the Paraná River fluvial terminal will allow the expansion of YPF’s logistics capacity for actual and future business.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events, whose effect on the Group’s equity and business results as of September 30, 2018 or their disclosure in these condensed interim consolidated financial statements, if applicable, have not been considered in accordance with IFRS.

MIGUEL ANGEL GUTIERREZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer